

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Jose Luis Cordova
Chief Executive Officer
Astrea Acquisition Corp.
55 Ocean Lane Drive, Apt. 3021
Key Biscayne, FL 33149

> **Re: Astrea Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 16, 2021**
> **File No. 001-39996**

Dear Mr. Cordova:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 16, 2021

Interests of Astrea's Sponsor, Officers, and Directors in the Business Combination, page 32

1. Please revise your disclosure in this section to address the pre-existing relationship between Messrs. Green and Moazami. We also note your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

2. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other Astrea shareholders experience a negative rate of return in the post-business combination company.

Risk Factors, page 46

3.   Please add a risk factor to highlight the "up-C" structure that you will retain following the Closing of the Transactions, the equity interests held by the relevant parties and the attendant risks.

4.   We note that your amended and restated certificate of incorporation for the post-initial business combination entity will include an exclusive forum provision and you disclose on page 85 that "with respect to the Exchange Act, only claims brought derivatively under the Exchange Act would be subject to the forum selection clause described above." As provided in your proposed amended and restated certificate of incorporation, please revise the disclosure on page 85 to clarify that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Risk Factors
Even if the Business Combination is completed, there is no guarantee that the Astrea Warrants will ever be in the money, and they may expire, page 48

5.   Revise to expand your disclosure to highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. At an appropriate section, clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. We note the disclosures at pages 260-261 and that there are currently outstanding an aggregate of 8,862,500 Astrea Warrants, which are comprised of 237,500 Private Warrants held by the Sponsor and 8,625,000 public warrants.

Background of the Business Combination, page 111

6.   We note your disclosure that, following the effectiveness of your registration statement on February 3, 2021, Astrea's officers and directors identified and evaluated over 58 potential business targets from a wide range of industry segments; signed 23 non-disclosure agreements to perform preliminary due diligence; and eventually reached the stage of submitting non-binding letters of intent and term sheets with five targets. Please expand your disclosure in this section to discuss the process utilized to evaluate the 58 potential targets, and to clearly explain why, how, and when Astrea deemed the business combination with HotelPlanner.com and Reservations.com to be superior to available alternatives. We note, for instance, that your engagement with HotelPlanner.com and Reservations.com began on February 22, 2021, and, by mid-April 2021 - four months prior to the signing of the Merger Agreement - you had already determined to terminate discussions with Target No. 4.

7.   Given the nature of the Target Companies' businesses, please revise your disclosure at page 114 to provide details regarding the technological due diligence provided by external service providers. Please enhance your disclosures at pages 114 and 115 to clearly identify the names of the parties involved in the negotiations which consisted of meetings and teleconferences from March of 2021 through the execution of the Merger Agreement. As examples, we note your general references to "Astrea," the "board of directors" and "Astrea team."

Summary of Astrea's Financial Analysis, page 115

8.   Please revise to disclose the discrete criteria used to select the eight companies against which you compared the historical and projected financial information of the Target Companies. If there were companies considered, but not included in your selection, please disclose. We note that the selected companies range in size and your belief that the selected companies were appropriate to review because they pertain to the same industry and are affected by macroeconomic factors in a similar fashion as the Target Companies.

Astrea Board's Reasons for the Approval of the Business Combination, page 117

9.   Please revise to disclose whether and how the board took into account the consideration to be paid for the Target Companies in determining to approve the Business Combination.

Projected Revenue and Adjusted EBITDA, page 120

10.   Expand your disclosure to discuss any material assumptions underlying the revenue and Adjusted EBITDA projections including asset, revenue and earnings growth rates, the assumed material increase in search engine marketing and other expenditures.

Certain Projected Financial Information, page 120

11.   We note your summary risk factor on page 44 which describes the impact of the continuing COVID-19 pandemic on the economy in general and on the travel industry in particular, which in turn may materially and adversely impact the Company's business and financial performance, including your revenue, liquidity, credit ratings and access to capital. Please further expand your disclosure here to disclose how you considered the impact of the continuing COVID-19 pandemic in the preparation of the projections.

12.   Please provide us with the legal basis for your disclaimer on page 119 of "any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events," "even in the event that any or all of the assumptions underlying the Projections are shown to be in error." For guidance, generally refer to Item 10(b)(3)(iii) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Description of the Business Combinations, page 157

13.   We note that the Business Combination will be accounted for using the acquisition method of accounting with Astrea as the accounting acquirer, as it will be the sole manager of HotelPlanner.com, a limited liability entity, through the HotelPlanner.com A&R Operating Agreement. Provide us a detailed analysis of your accounting acquirer determination. Tell us how you considered that the management and board of directors of HotelPlanner Inc. will consist primarily of the management of HotelPlanner.com and that the current members of HotelPlanner.com will own approximately 48.7% of the equity of HotelPlanner Inc..

Note 4. Transaction Accounting Adjustments, page 161

14.   Expand your disclosure for adjustment (h) regarding equity adjustments for the non-controlling interest to further describe the nature of the arrangements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Astrea
Liquidity and Capital Resources, page 182

15.   Expand your disclosure to address that, upon consummation of the Business Combination, your sole material asset will be your interest in HotelPlanner.com and its subsidiaries. As such, you will depend on distributions from HotelPlanner.com to meet your financial obligations, including taxes and other expenses. Please also disclose any restrictions or other factors that could limit HotelPlanner.com's ability to pay dividends or make other distributions to you. Refer to Item 303(a)(1) of Regulation S-K.

16. We note that at the closing of the Business Combination, you will enter into a Tax Receivable Agreement with existing shareholders who will continue to hold Class B shares. Expand your disclosure to include a discussion of the range of aggregated payments to be made under this arrangement, the timing of the payments, and how they will be funded.

Management's Discussion and Analysis of Financial Condition and Results of Operations of HotelPlanner.com
Non-GAAP Financial Measures, page 209

17. We note your adjustments to arrive at Adjusted EBITDA for fiscal year 2020 related to PPP loan forgiveness income and for fiscal year 2019 related to Marketing programs. Tell us why you believe these adjustments are appropriate.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of Reservations.com</u>
<u>Key Performance Metrics, page 226</u>

18.   You have identified several measures as key performance metrics. Expand your disclosure to provide additional information regarding these metrics, including the reasons why they provide useful information to investors and how management uses them in managing or monitoring the performance of the business. Refer to SEC Release No. 33-10751. The comment also applies to the discussion of Key Performance Metrics for HotelPlanner.com.

19.   We note that you present Gross profit margin as a key performance metric. Revise the title of the measure, so that it does not reflect the Gross profit margin metric that is widely used and calculated differently.

<u>Beneficial Ownership of Securities, page 255</u>

20.   Please disclose the sponsor and its affiliates' total potential ownership interest in the post-initial business combination company, assuming exercise and conversion of all securities.

<u>Lexyl Travel Technologies, LLC d/b/a HotelPlanner.com and MEETINGS.com Combined Consolidated Financial Statements</u>
<u>Notes to Combined Consolidated Financial Statements</u>
<u>Note 3. Revenue, page F-49</u>

21.   You state that approximately 66% and 82% of the Company's Individual Hotel Bookings for the years ended December 31, 2020 and 2019, respectively, relates to online hotel bookings. Tell us how you considered providing more detailed disaggregated revenue disclosure based on the components of your revenue sources identified in your submission (e.g., preferred memberships, software as a service, advertising, etc). Refer to FASB ASC 606-10-50-5.

<u>General</u>

22.   Please revise your disclosures showing the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders to include interim redemption levels. In addition, revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your analysis, including any needed assumptions.

23.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. We note your disclosure on page 161.

24.   Please revise your organizational diagram at page 157 to include interim and maximum redemption scenarios. Also consider including a diagram which depicts the organizational structure prior to the business combination to identify the forms and percentages of ownership of the various parties to the Merger Agreement.

25.   Reference is made both at page 19 and at page 96 to a section titled, "The Business Combination Proposal — Certain Engagements in Connection with the Business Combination"; however, we could not locate such section. Please revise or advise.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Jeffrey M. Gallant, Esq.